

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   July 20, 2017

<u>Via E-mail</u>
Ms. Carol P. Lowe
Chief Financial Officer
Sealed Air Corp/DE
2415 Cascade Pointe Boulevard
Charlotte, NC 28208

> **Re: Sealed Air Corp/DE**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-12139**

Dear Ms. Lowe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                       /s/ Melissa N. Rocha

                                       Melissa N. Rocha
                                       Senior Assistant Chief Accountant
                                        Office of Manufacturing and
                                        Construction